Exhibit 99.1

2008 Annual Information Form
Brookfield Asset Management Inc.
March 28, 2008

Brookfield Asset Management

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements	1

Subsidiaries	2

Development of the Business	3

Business of the Corporation

Overview	9

Commercial Properties	10

Power Generating Operations	12

Infrastructure	13

Development and Other Properties	15

Specialty Funds	17

Private Equity Investments	19

Business Environment and Risks	20

Directors and Officers	27

Market for Securities	28

Ratings	28

Dividends and Dividend Policy	29

Description of Capital Structure	31

Transfer Agent and Registrar	32

Material Contracts	32

Interests of Experts	32

Audit Committee Information	32

Additional Information	34

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management

THE CORPORATION

Brookfield Asset Management Inc. (the “Corporation”) is a global asset management company. Focussed on property, power and infrastructure assets, the Corporation has approximately $95 billion of assets under management and is listed on the New York, Toronto and Euronext Amsterdam stock exchanges under the symbols BAM, BAM.A and BAMA, respectively.

Brookfield Asset Management Inc. was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield”, “we”, “us” and “our” refer to the Corporation and its consolidated subsidiaries unless the context requires otherwise. The Corporation’s registered office and head office are located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain leading operating platforms that enable us to effectively manage these assets and enhance their values over time. We operate and manage assets in the following areas:

i)	Property—Our property operations are active in North America, Europe, Brazil, Australia and the Middle East, and include core office, residential retail and other property classes, as well as associated construction, development and property services.

ii)	Renewable Power—Our power generation business is concentrated almost exclusively on hydroelectric power generation in North America and Brazil, with a small number of co-generation and wind energy facilities.

iii)	Infrastructure—Our infrastructure business includes over 2.5 million acres of private timberlands in North America and Brazil and electricity transmission systems in Canada, Brazil and Chile.

iv)	Specialty investment funds—Our specialty funds business develops, invests and manages funds and investments on behalf of institutional and related investors that co-invest in the same types of assets which we own, and includes bridge lending, restructuring and real estate finance.

v)	Fixed income and real estate securities—We manage portfolios of fixed income and real estate securities on an advisory basis for a wide variety of institutional and retail investors.

In addition, we also own direct interests in a number of investments, collectively referred to as Private Equity Investments, which will be sold once value has been maximized, integrated into our core operations or used to seed new funds.

At December 31, 2007, our operations and core investments employed approximately 16,000 people.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All information is as at December 31, 2007, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this Annual Information Form, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, as well as the outlook for our businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “typically”, “expect”, “potentially”, “principally”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “endeavour”, “seeking”, “often” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “would” or

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“could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; our continued ability to attract institutional partners to our Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which we operate; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed in this Annual Information Form under the heading “Business Environment and Risks”, in the Corporation’s Form 40-F filed with the Securities and Exchange Commission as well as in other documents filed from time to time by the Corporation with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

SUBSIDIARIES

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Name
Property Operations
Brookfield Homes Corporation	Delaware	58
Brookfield Properties Corporation	Canada	51
BPO Properties Limited	Canada	89
Multiplex (a)	Australia	100

Power Generating Operations
Brookfield Power Inc.	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50

Other
Brascan Brasil, S.A.	Brazil	100
Brascan Residential Properties, S.A.	Brazil	60
Brookfield Investments Corporation (b)	Ontario	100

(a)	Comprising Multiplex Limited and Multiplex Property Trust.
(b)	Formerly Brascade Corporation.

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DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2005 in each of the Corporation’s areas of business and in the Corporation’s corporate and other activities.

Commercial Property Operations – Office

Property acquisitions and divestitures in our commercial office properties since January 2005 include the following:

In June 2006, Brookfield Properties Corporation (“Brookfield Properties”) announced that it signed a definitive agreement to acquire through a joint-venture with The Blackstone Group, all of the shares of Trizec Properties, Inc. (“Trizec Properties”), a publicly-traded U.S. core office REIT, and Trizec Canada Inc. (“Trizec Canada”), a Canadian company that holds, among other assets, an approximate 38% stake in Trizec Properties, which have a combined equity value of approximately $4.8 billion. The Trizec portfolio consists of 58 high-quality office properties totalling 29 million square feet in nine U.S. markets including New York City, Washington D.C. and Los Angeles. The transaction closed on October 5, 2006.

In January 2006, we acquired One Bethesda Center, a 168,000 square foot office building located in Bethesda, Maryland, for $69 million. This acquisition increased our core office portfolio in the Washington D.C. market area to two million square feet.

In January 2006, we sold the World Trade Center Denver for $116 million, which followed the sale of our 50% interest in the Colorado State Bank building in December 2005 for $22 million.

In October and November 2005, a consortium of investors including Brookfield Properties and its Canadian subsidiary, BPO Properties Ltd., acquired the 12 million square foot Canadian office portfolio of O&Y Properties Corporation and O&Y Real Estate Investment Trust for C$2 billion. The portfolio consists of 24 office properties, including the landmark First Canadian Place in downtown Toronto. Brookfield Properties provided 25% of the equity for this acquisition and serves as property and asset manager for the consortium.

In the third quarter of 2005, we acquired our partner’s 50% interest in the Bay-Adelaide development site in downtown Toronto for approximately $90 million, to increase our flexibility to realize the long-term value of this 2.5 million square foot development site.

In March 2005, we announced the acquisition of an 80% interest in 20 Canada Square, a 555,000 square foot office property in London, U.K. for $624 million from Canary Wharf Group plc (“Canary Wharf”). 20 Canada Square is one of 28 office properties in the Canary Wharf Estate.

During 2005, our ownership of Canary Wharf was reduced to 15%, following the issuance of additional Class A Limited Voting shares by Canary Wharf.

Financial and corporate initiatives completed within our property operations since January 2005 include the following:

In September 2007, we announced completion of the £285 million ($573 million) refinancing of 20 Canada Square, an office property in Canary Wharf, London, United Kingdom, which we own jointly with Barclays.

In December 2006, Brookfield Properties issued $1.25 billion of common shares at $38 per share. Of the 33 million shares issued, a syndicate of underwriters purchased 20,625,000 shares and a subsidiary of the Corporation, Brookfield Investments Corporation (formerly Brascade Corporation (“Brascade”)), purchased the remaining 12,375,000 shares for approximately $470 million.

During 2005, Brookfield Properties completed a three-for-two stock split of its common shares in the form of a stock dividend paid on March 31, 2005, and repurchased 2.7 million of its common shares under its normal course issuer bid.

Commercial Property Operations – Retail

In December 2007, our retail property fund in Brazil, Brascan Brazil Real Estate Partners, entered into an agreement to acquire five high-quality shopping centres in São Paulo and Rio de Janeiro for R$1.7 billion Brazilian reais (approximately $965 million). This acquisition expands the fund’s portfolio to approximately 2.5 million square feet of retail centres in south-central Brazil.

In September 2006, we announced that we had formed a specialty real estate income fund focussed on the acquisition of commercial retail shopping centres in Brazil. The fund has more than $700 million of commitments, $200 million of which has been committed by the Corporation with the balance of the capital committed by four institutional investors.

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Development and Other Properties

During the period from August to December 2007, we acquired approximately 1.4 million common shares of our housing subsidiary, Brookfield Homes Corporation (“Brookfield Homes”), increasing our ownership interest in Brookfield Homes to 58%.

In November 2007, we completed the acquisition of the stapled securities of Multiplex Limited and Multiplex Property Trust (together “Multiplex”). Multiplex is a diversified owner and property manager based in Australia, with established operations in Australia, New Zealand, the United Kingdom and the Middle East. Multiplex’ assets include approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio held within the Multiplex Property Trust. Multiplex employees approximately 2,300 people.

In September 2007, we announced that our Real Estate Investments Group had acquired from affiliates of JPMorgan Chase & Co. a 3.6 million square foot portfolio of commercial properties in the United States for $300 million, consisting of 52 properties located in 14 states, including recognized properties in Chicago, Phoenix and New York.

In November 2006, we completed an initial public offering of common shares of our Brazilian subsidiary, Brascan Residential Properties S.A. (“BRP”), which is among the largest developers of upper-end luxury residential properties in Rio de Janeiro and São Paulo. A total of 74.25 million shares were sold at R$16.00 per share for a total gross proceeds of R$1.2 billion, equivalent to approximately $557.6 million. The shares are listed for trading on the Novo Mercado segment of the São Paulo Stock Exchange in Brazil. Following the offering, we indirectly own a 60% interest in BRP.

In November 2005, Brookfield Homes repurchased 3.0 million of its common shares under a tender offer which expired on November 15, 2005. We tendered shares to this bid and increased our ownership in Brookfield Homes from 50% to 52%.

In October 2006, Brookfield Real Estate Opportunity Fund (“BREOF”) acquired from affiliates of J.P. Morgan and Chase Co. a 5.3 million square foot portfolio of 33 commercial properties for $460 million. This portfolio includes properties located in Chicago, Phoenix and Milwaukee.

In September 2006, we announced the formation of a $240 million real estate opportunity fund. The fund invests in under performing real estate in North America and has completed 12 investments in the United States and Canada, totalling 7.6 million square feet of property.

In October 2005, BREOF completed the acquisition of a portfolio of 25 commercial properties, mainly industrial and showroom buildings, in seven markets in the United States for $177 million. This acquisition increased BREOF’s assets under management to approximately $500 million.

In April 2005, BREOF acquired a 900,000 square foot office property portfolio in Washington D.C., consisting of three downtown and three suburban buildings.

Renewable Power Operations

Power acquisitions and developments since January 2005 include the following:

In December 2007, our power company, Brookfield Power Inc. (“Brookfield Power”) announced an agreement to acquire a 156 megawatt (“MW”) hydroelectric generating facility on the Itiquira River in Mato Grosso State in central Brazil for $288 million. All the power produced by this facility is sold under a long-term contract expiring in 2014.

In November 2006, we completed both phases of the Prince Wind Energy Project located northwest of Sault Ste. Marie, Ontario. The Prince Wind Energy Project is comprised of 126 wind turbines extending over nearly 20,000 acres. With a total installed capacity of 189 MW, this is now the largest wind farm in Canada.

In August 2006, we entered into agreements to acquire two hydroelectric generating plants in West Virginia, which have a combined capacity of 107 MW and generate on average 526 gigawatt hours of electricity annually. These stations are being acquired from Alloy Power LLC and West Virginia Alloy LLC (“WVA”) and will sell power to WVA under a 15-year contract.

In January 2006, Brookfield Power announced the acquisition of four hydroelectric generating stations in northern Ontario with a total generating capacity of 50 MW and two hydroelectric generating stations in Maine with a generating capacity of 40 MW. These acquisitions were conditional on regulatory agency approvals and closed in the second quarter of 2006.

In October 2005, we commenced construction of the 99 MW Prince Phase I Wind Energy Project, approved under the Ontario Government’s first request for proposals for new renewable electric capacity. In November 2005, we announced that Brookfield Power had been selected to develop the 90 MW Prince Phase II Wind Energy Project near Sault Ste. Marie, Ontario, in response to the Ontario Government’s second request for such proposals.

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In May 2005, Brookfield Power and Emera Inc., in a 50-50 joint venture, acquired the Bear Swamp generating facility in Massachusetts for $98 million. This facility consists of a 600 MW hydroelectric pumped storage hydroelectric generating station and a conventional 10 MW hydroelectric generating station. It is interconnected with the New England power grid and sells energy, capacity and ancillary products to New England’s Independent System Operator.

In April 2005, we acquired six hydroelectric stations with 76 MW of capacity located in central Brazil in the State of Minas Gerais for a cost of C$129 million including working capital.

Also in April 2005, we acquired four hydroelectric generating stations with 80 MW of capacity in the northeastern United States, including two stations in Pennsylvania and Maryland for $42 million, and two stations in Maine and New York for $31 million.

Financial and corporate initiatives within our power operations since January 2005 include the following:

In February 2005, Brookfield Power and Canadian Hydro Developers Inc. issued C$70 million of non-recourse senior 10 year 5.28% bonds, secured by the jointly owned 45 MW Pingston Generating Station in southern British Columbia.

In December 2004 and January 2005, Brookfield Power issued $550 million of corporate debentures comprised of $450 million of 4.65% unsecured debentures maturing December 16, 2009 and $100 million of floating rate unsecured debentures maturing December 18, 2006.

Infrastructure Operations

In January 2008, the Corporation completed the spin-off of a 60% interest in Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) to the Corporation’s Class A and Class B Limited Voting shareholders. Initially, Brookfield Infrastructure will hold interests in five electricity transmission and timber operations in Canada, the United States, Chile and Brazil. Shareholders received on January 31, 2008 one partnership unit for every 25 Class A or Class B Limited Voting shares held at the close of business on January 14, 2008. The partnership units commenced trading on the New York Stock Exchange on January 31, 2008 under the stock symbol BIP.

In April 2007, we announced the completion of our acquisition of Longview Fibre Company, a U.S. forest products company, for approximately $2.15 billion including assumed debt. With this transaction, we acquired 588,000 acres of freehold timberlands in Washington and Oregon, as well as specialty paper and container manufacturing facilities. On acquisition, Longview Fibre Company employed approximately 2,400 people.

In June 2006, we acquired HQI Transelec Chile S.A. (“Transelec”) for approximately $2.5 billion, including working capital, as part of a consortium including Canada Pension Plan Investment Board and British Columbia Investment Management Corporation. Our interest in this consortium is 28%. The consortium acquired 92% of the shares of Transelec from Hydro Québec International Inc. and the remaining 8% of the shares of Transelec from International Finance Corporation, the investment arm of the World Bank. Transelec is the largest electricity transmission system in Chile.

In February 2006, the Acadian Timber Income Fund (“Acadian”), which was sponsored by Brookfield, completed an initial public offering of approximately 8.45 million fund units raising proceeds of approximately C$84 million. The proceeds have been used by Acadian to acquire approximately 311,000 acres of freehold timberland in Maine from Brookfield and 765,000 of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. (“Fraser Papers”). We have retained approximately 27% of the fund units and manage Acadian through a wholly-owned subsidiary. In December 2006, we increased our indirect ownership in Acadian to approximately 30%.

In November 2005, we announced an agreement to sell wholly-owned Cascadia Forest Products Inc. (“Cascadia”), a portfolio investment within our restructuring fund, to Western Forest Products Inc. (“Western”) for approximately C$120 million. We formed Cascadia in 2005 to operate the sawmills, manufacturing facilities and related crown harvest rights in British Columbia that we acquired from Weyerhaeuser Company in May 2005.

In February 2005, we announced a definitive agreement with Weyerhaeuser Company to acquire its coastal business in British Columbia for approximately C$1.2 billion plus working capital. This acquisition, which closed in May 2005, includes 635,000 acres of freehold timberlands as well as five saw mills, two remanufacturing facilities and 3.6 million cubic metres of associated annual Crown harvest rights.

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Specialty Investment Funds

In May 2006, Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of the Corporation, announced that it acquired 53.6 million additional common shares of Western on the exchange of a portion of the subscription receipts previously acquired by Tricap. Following this exchange, Tricap holds an aggregate of 58.7 million common shares of Western, representing approximately 49% of the outstanding Western common shares. The exchange followed the completion of Western’s acquisition of Cascadia from Brookfield in 2005.

In March 2006, Tricap completed the financial restructuring of Stelco Inc. (“Stelco”), a major Canadian integrated steel company, which resulted in Tricap owning a 37% equity interest in Stelco. In October 2007, Tricap sold its 37% interest in Stelco to U.S. Steel in conjunction with an offer from U.S. Steel to acquire 100% of Stelco. The Corporation’s share of the gain on this sale was approximately $250 million.

In January 2006, we sold our interest in CRIIMI MAE, held through Brookfield Real Estate Finance Fund.

In September 2005, Brascan SoundVest Focused Business Trust filed a final prospectus for its initial public offering of trust units in Canada. This fund is an actively managed investment trust whose purpose is to invest in a diversified portfolio of securities of business income trusts. The fund is managed by a wholly-owned subsidiary of the Corporation and SoundVest Capital Management Ltd. (“SoundVest”), which is 50% owned by the Corporation and is the fund’s investment advisor and portfolio manager.

In August 2005, Brascan Adjustable Rate Trust I completed an initial public offering of 3 million units for gross proceeds of C$73 million. This fund is intended to provide exposure to an actively managed portfolio of adjustable rate and hybrid mortgage backed securities. All investment decisions related to the fund’s portfolio are made by a wholly-owned subsidiary of the Corporation, Hyperion Brookfield Asset Management, Inc.

In February 2005, Brascan SoundVest Rising Distribution Split Trust filed a final prospectus for its initial public offering of trust units and preferred securities in Canada. The purpose of the fund is to invest in income trusts with a high potential for increasing annual distributions. The fund is managed by a wholly-owned subsidiary of the Corporation, and SoundVest is the fund’s investment advisor and portfolio manager.

Advisory Services

In November 2007, we acquired KG Redding, an investment manager of North American and global real estate securities with over $6 billion in assets under management, for consideration including $80 million cash and the issue of Class A Limited Voting shares.

In February 2005, we announced the acquisition of Hyperion Capital Management, Inc. (“Hyperion”), a New-York based asset management company, for $50 million. Hyperion specializes in real estate-related securities and has approximately $13 billion of assets under management. This acquisition closed in April 2005. In March 2006, Hyperion changed its name to Hyperion Brookfield Asset Management, Inc.

Private Equity Investments

In January 2008, we announced the acquisition of 18,813,245 common shares of our paper products subsidiary, Fraser Papers, through an equity rights offering, increasing our direct and indirect interest in Fraser Papers to approximately 70%.

In July 2007, we announced the acquisition of 2,000,000 common shares of Fraser Papers, increasing our direct and indirect interest in Fraser Papers to 56%.

In December 2006, we announced that we entered into an agreement to sell our 40% interest in Ticket Serviços in Brazil, a business services provider and hotel operator, to Accor Group pf France, the current owner of 50% of the company, for approximately $200 million. This transaction closed in March 2007.

In August 2005, our wholly-owned investment subsidiary, Brascade, sold 73.1 million shares of Falconbridge Limited (“Falconbridge”), representing substantially all of our interest in Falconbridge, to Xstrata plc (“Xstrata”). for total proceeds of approximately $1.7 billion, consisting of $1.3 billion of cash and $375 million of convertible debentures of Xstrata. This sale substantially completed our withdrawal from the mining and metal business. Following this sale, our ownership of Falconbridge consisted of 1.3 million common shares, representing approximately 1% of its outstanding common shares, $570 million of junior preferred shares and $59 million of convertible debentures, all of which were disposed during 2006.

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Also in August 2005, we announced the acquisition, through Brascade, of 200,000 additional common shares of Fraser Papers, increasing our ownership of this company to 13.4 million common shares or 46% of the outstanding common shares.

On June 30, 2005, the shareholders of Noranda Inc. (“Noranda”) and the former Falconbridge approved the merger of their two companies, to continue under the Falconbridge name. Following this merger, we owned 74.4 million common shares of Falconbridge, representing approximately 20% of the total common shares of Falconbridge.

In March 2005, we announced our support for a plan by our 41%-owned mining and metals affiliate, Noranda, to combine with its 59%-owned subsidiary Falconbridge. We also announced our support for a bid by Noranda to purchase approximately 63.4 million of its common shares in exchange for $1.25 billion of preferred shares. We tendered all of our common shares in Noranda to this bid and, following its completion, our interest in Noranda declined to 32%.

Corporate and Other

In March 2008, the Corporation’s Class A Limited Voting shares commenced trading on Euronext Amsterdam under the stock symbol BAMA.

In July 2007, the Corporation redeemed its 5,000,000 outstanding 8.30% Preferred Securities due June 30, 2051 for C$25.00 plus accrued interest of C$0.017055 per security, for a total redemption price per security of C$25.017055.

In June 2007, the Corporation completed a three-for-two stock split of its Class A Limited Voting shares by way of a stock dividend of one-half a Class A Limited Voting share for every Class A or Class B Limited Voting share held. All share and per share information in this Prospectus for the period prior to June 1, 2007 has been adjusted to reflect this stock split, except as noted.

In May 2007, the Corporation issued 8,000,000 Class A Preferences Shares, Series 18, in Canada at a price of C$25.00 per share paying quarterly dividends based on a fixed annual rate of 4.75%. The aggregate gross proceeds of this issue were C$200 million. These shares trade on the TSX under the symbol BAM.PR.N.

In April 2007, the Corporation completed an offering in the United States of $250 million of 5.80% notes due April 2017 and an offering in Canada of C$250 million of 5.29% notes also due April 2017.

Also in April 2007, the Corporation received approval for a normal course issuer bid to purchase up to 49,500,000 Class A Limited Voting shares (on a post-split basis) representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series through the open market purchases on the New York and Toronto Stock Exchanges. Under this bid, which commenced on April 21, 2007 and will expire on or before April 20, 2008, the Corporation has purchased, as of the date of this Annual Information Form, 6,776,000 Class A Limited Voting shares for approximately C$224 million at an average price of C$33.02 per share. All shares purchased under this bid have been cancelled.

In January 2007, the Corporation redeemed its 5,000,000 outstanding 8.35% Preferred Securities for C$25.00 principal value per security plus accrued interest of C$0.01144, for a total redemption price per security of C$25.01144.

Also in January 2007, Brascade amalgamated with Diversified Canadian Financial II Corp. and Diversified Canadian Holdings Inc., the new company continuing business under the name Brascade Corporation. The name of this company was changed to Brookfield Investments Corporation in December 2007.

In November 2006, the Corporation issued 8,000,000 Class A Preference Shares, Series 17, having a par value of C$25.00 and paying quarterly dividends based on a fixed annual rate of 4.75%. The aggregate gross proceeds of this issue were C$200 million. These shares trade on the TSX under the symbol BAM.PR.M.

In November 2006, the holders of the Corporation’s Series 8 and 9 Preferred Shares exercised their conversion privilege, resulting in the conversion of 272,614 Series 8 Preferred Shares into an equivalent number of Series 9 Preferred Shares, and the conversion of 1,028,770 Series 9 Preferred Shares into an equivalent number of Series 8 Preferred Shares. In conjunction with this conversion, the annual interest rate payable on the Corporation’s Series 9 Preferred Shares was reset to 4.35%.

In April 2006, the Corporation completed a three-for-two stock split of its Class A Limited Voting shares by way of a stock dividend whereby shareholders received one-half a Class A Limited Voting share for every Class A or Class B Limited Voting share held. The Corporation also announced a 50% increase in the quarterly dividend on its Class A Limited Voting shares to $0.16 (on a pre-split basis) commencing with the dividend paid on May 31, 2006.

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Also in April 2006, the Corporation received approval for a normal course issuer bid to purchase up to 31,200,000 Class A Limited Voting shares (on a pre-split basis) representing approximately 10% of the public float of its issued and outstanding shares in this series, through open market purchases on the Toronto and New York Stock exchanges. Under this bid, which commenced on April 21, 2006 and expired on April 20, 2007, the Corporation purchased 291,600 Class A Limited Voting shares for approximately C$16.7 million at an average price of C$57.09 per share. All shares acquired under this bid were cancelled.

In February 2006, the Corporation increased the quarterly dividend on its Class A Limited Voting shares from $0.15 to $0.16, (on a pre-split basis) commencing with the dividend paid on May 31, 2006 to shareholders of record at the close of business on May 1,2006.

In November 2005, the Corporation’s shareholders approved an amendment to the articles of the Corporation to change its name from Brascan Corporation to Brookfield Asset Management Inc. This change was made to enable Brookfield to build an asset management franchise under a common banner with one unified name across all our operations and to mount a focussed branding effort to benefit all our operations.

Also in November 2005, the Corporation redeemed its 2,000 issued and outstanding Class A Cumulative Redeemable Preference Shares, Series 3 for C$100,000 per share plus accrued dividends.

In October 2005, the Corporation changed its stock trading symbol on the Toronto and New York stock exchanges from BNN to BAM to reflect our increasing business focus on asset management. The use of this new symbol was continued following the change in the Corporation’s corporate name in November 2005.

In September 2005, the Corporation announced an issuer bid by way of a tender offer to acquire up to approximately C$500 million of its Class A Limited Voting shares at a price of US$41.00 per share (on a pre-split basis). This issuer bid ran from October 2, 2005 to November 9, 2005. A total of 3,646,912 Class A Limited Voting shares (on a pre-split basis) were acquired under this bid, all of which have been cancelled.

Also in September 2005, we sold our wholly-owned commercial real estate brokerage company, Royal LePage Commercial, to Cushman & Wakefield.

In August 2005, the Corporation completed the redemption of its C$14.6 million of issued and outstanding Subordinated Convertible Auction Notes due 2085 (the “SCAN I Notes”) and its C$2.9 million of issued and outstanding Subordinated Convertible Adjustable Rates Notes due 2088 (the “SCAN II Notes”) for C$1,000, for each C$1,000 principal amount of SCAN I Notes and SCAN II Notes outstanding.

In June 2005, the Corporation issued C$300 million of 5.95% 30 year notes to Canadian investors. The net proceeds of the issue were used for general corporate purposes, including the repayment of corporate debt.

In April 2005, the Corporation received approval for a normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting shares (on a pre-split basis), representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the New York and Toronto stock exchanges. Under this bid, which commenced on April 21, 2005 and expired on April 20, 2006, the Corporation purchased 900 Class A Limited Voting shares, all of which have been cancelled, for approximately C$54,000 at an average price of C$59.61 per share.

In February 2005, the Corporation increased the quarterly dividend on its Class A Limited Voting shares from $0.14 to $0.15 (on a pre-split basis), commencing with the dividend paid on May 31, 2005 to shareholders of record at the close of business on May 1, 2005.

In January 2005, the Corporation completed an amalgamation with its wholly-owned financial services subsidiary, Brascan Financial Corporation (“Brascan Financial”), and issued two new series of publicly-traded Class A Preference Shares, Series 13 and 14, in exchange for the publicly-traded preferred shares of Brascan Financial. These shares trade on the TSX under the symbol BAM.PR.K and BAM.PR.L, respectively.

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BUSINESS OF THE CORPORATION

OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our clients. We seek to create value for our shareholders by increasing, over time, the cash flows generated by managing these assets for our clients as well as from the capital that we have invested alongside our clients.

Our Strategy

Our goal is to establish Brookfield as a global asset manager of choice for investment clients who wish to benefit from the ownership of these types of assets. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of assets for our own benefit, and for our clients whose capital we manage.

We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows, measured on a per share basis, over a very long period of time. Accordingly, we concentrate on high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. Consistent with this focus, we own and operate large portfolios of core office properties, hydroelectric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

We believe the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in our view, represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. There is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time, there are relatively few global organizations focused on managing assets of this nature as a primary focus on their strategy.

Our strategy for growth is centered around expanding our assets under management, which should lead to increased fee revenues and opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, South America, Europe and Australia, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.

Our Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.

Brookfield Asset Management - 2008 Annual Information Form	9

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well capitalized public company listed on major North American and European stock exchanges better positions as a strong long-term partner for our clients.

Finally, our commitment to invest considerable capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities in anticipation of future syndications.

Operating platforms

Our business is conducted primarily through five principal operating platforms: commercial properties, power generating operations, infrastructure, development and other properties, and specialty funds. The following sections provide information on each of these operating platforms, as well as a description of our private equity investments.

COMMERCIAL PROPERTIES

We own and operate commercial office and retail properties on behalf of ourselves and our co-investors in North America, South America, Europe, Australia and the Middle East.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world and focus on major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.

Our North American operations are conducted through a 51%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. These operations include directly owned properties as well as those contained within our U.S. and Canadian core office funds.

Our European operations are principally located in London, U.K. where we own an interest in 17 high quality commercial properties comprising 8.5 million square feet of rentable area and a further 5.4 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 100% ownership interest in the 550,000 square foot 20 Canada Square property and an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.

We acquired a high quality portfolio in Australia and New Zealand in late 2007 through our acquisition of Multiplex, consisting of 24 commercial properties containing 6.2 million square feet of net leasable area.

Office property assets under management totalled $29 billion at the end of 2007, of which $17 billion are held directly and $12 billion are held through seven funds with aggregate capital commitments of $3.7 billion.

Portfolio Activity

The following table sets out the assets and capital in our commercial property operations at the end of 2007 and 2006. Our property assets are recorded at depreciated book value, which in most cases are significantly below recent market values. In particular, the consolidated carrying value of our North American properties is approximately $272 per square foot, significantly less than the estimated replacement cost of these assets.

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	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
North America
United States	$14,348	$14,304	$1,025	$1,069	$13,593	$13,189	$13,593	$13,189
Canada	4,541	4,392	650	648	2,391	2,209	2,391	2,209

	18,889	18,696	1,675	1,717	15,984	15,398	15,984	15,398
United Kingdom	796	765	—	—	796	765	787	747
Australasia	5,728	—	623	—	3,198	—	3,198	—

Total properties	25,413	19,461	2,298	1,717	19,978	16,163	19,969	16,145
Other assets	3,639	853	—	—	3,639	853	3,639	853
Other liabilities							(2,275)	(919)
Property-specific mortgages							(16,183)	(11,811)
Co-investors’ capital							(450)	(523)

	$29,052	$20,314	$2,298	$1,717	$23,617	$17,016	$4,700	$3,745

Our total portfolio occupancy rate at the end of 2007 was 96% across our portfolios worldwide compared to 95% at December 31,2006 as set forth in the following table:

	2007			2006
AS AT D ECEMBER 31 (THOUSANDS)	Total Area	Owned Interest	Percentage Leased	Total Area	Owned Interest	Percentage Leased
Core North American markets
United States	46,703	42,477	94%	46,080	40,794	94%
Canada	19,827	10,131	99%	23,067	11,252	98%
Other North American	6,648	5,958	95%	6,648	5,958	93%
United Kingdom	8,500	2,173	97%	8,500	2,173	94%
Australasia	8,463	6,185	99%	—	—	—

Total [1]	90,141	66,924	96%	84,295	60,177	95%

1	Excludes development sites

As at December 31, 2007, the average term of our in-place leases in North America was seven years and annual expiries average 7.1% over the next five years. The U.S. portfolio acquired in late 2006 had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties.

Leasing fundamentals in London also continued to improve, bringing total occupancy across the portfolio to more than 97%, with an average unexpired lease term of approximately 20 years. Nearly 80% of the tenant rating profile is A+ or better.

Property-specific mortgages and other debt secured by our commercial property interests includes $1.6 billion of debt associated with the Multiplex acquisition in 2007 and $2.7 billion of assumed debt. The loan to value for the Multiplex acquisition debt and assumed debt represents a relatively conservative loan to value of less than 65%.

During the year we refinanced a number of properties in Europe and North America. This included the refinancing of One Liberty Plaza through the issuance of $850 million, 6.1% mortgage debt, replacing $400 million of existing debt. This enabled us to monetize a portion of the value created in this property in recent years and enhance our return on capital. Core office property debt at December 31, 2007 had an average interest rate of 7% and an average term to maturity of seven years. The co-investors’ capital represents the 38% interest of our partners in the U.S. Core Office fund.

Other assets include rents receivable and working capital balances as well as a portion of the purchase price of property that has been attributed to items such as above-market leases and tenant relationships. Similarly, other liabilities include $1 billion in respect of items such as below-market tenant and land leases.

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Retail Properties

We operate the Brascan Brasil Real Estate Partners fund which was formed in late 2006 and has $800 million of committed capital (Brookfield’s share – 25%). We completed a number of acquisitions which enabled us to fully invest the fund with $1.7 billion of total assets within 18 months from inception and establishes us as one of the largest owners of retail centres in Brazil. The fund’s portfolio now consists of interests in 15 shopping centres and associated office space totalling 4.7 million square feet of net leasable area, located primarily in Rio de Janeiro and São Paulo.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Retail properties	$1,698	$800	$600	$600	$1,698	$215	$827	$207
Borrowings							(462)	(105)
Co-investors’ capital							(262)	(74)

Net investment	$1,698	$800	$600	$600	$1,698	$215	$103	$28

The book value of retail properties includes total and net working capital balances of $209 million (2006 – $46 million) and $54 million (2006 – $38 million), respectively as well as $716 million representing a portion of the portfolio purchase price. Borrowings also include $265 million of debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligations of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.

POWER GENERATING OPERATIONS

We own one of the largest privately owned hydroelectric power generating portfolios in the world. We are currently exploring alternatives to establish an externally managed entity through which we can share the ownership of these assets with others on a fee-bearing basis.

Our power generating operations are predominantly hydroelectric facilities located on river systems in the U.S., Canada and Brazil. As at December 31, 2007, we owned and managed 160 power generating stations with a combined generating capacity of approximately 3,900 megawatts. Our facilities produced approximately 13,000 gigawatt hours of electricity in 2007. All but four of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a pumped storage facility and a 189-megawatt wind energy project that we operate under a 20-year fixed price power sales agreement.

Financial Position

Total assets in the segment increased to $6.8 billion from $5.4 billion at the end of last year due to the acquisition and development of power facilities as well as the impact of increases in the carrying value of non-U.S. assets as a result of currency fluctuation. Financings completed during the year enabled us to maintain the net capital invested in this segment at approximately $1.4 billion.

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			Assets Under Management		Brookfield Invested Capital
	Capacity				Consolidated		Net
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Hydroelectric generation	(MW)
Ontario	897	897	$1,269	$1,094	$1,269	$1,094	$1,269	$1,094
Quebec	277	277	434	371	434	371	434	371
British Columbia	134	127	172	133	172	133	172	133
New England	240	240	397	400	397	400	397	400
New York and other northeast markets	852	832	1,046	1,016	1,046	1,016	1,046	1,016
Louisiana	192	192	459	478	459	478	459	478
Brazil	295	205	522	264	522	264	522	264

Total hydroelectric generation	2,887	2,770	4,299	3,756	4,299	3,756	4,299	3,756
Wind energy	189	189	369	327	369	327	369	327
Co-generation and pumped storage	815	815	233	166	233	166	233	166
Development projects	—	—	236	60	236	60	236	60

Total power generation	3,891	3,774	5,137	4,309	5,137	4,309	5,137	4,309
Cash, financial assets, accounts receivable and other			1,665	1,081	1,665	1,081	1,665	1,081
Accounts payable and other liabilities			—	—	—	—	(879)	(419)
Property-specific and subsidiary debt			—	—	—	—	(4,285)	(3,388)
Non-controlling interests in net assets			—	—	—	—	(213)	(215)

	3,891	3,774	$6,802	$5,390	$6,802	$5,390	$1,425	$1,368

Property-specific debt totalled $3.5 billion at December 31, 2007 and corporate unsecured notes issued by our power generating operations totalled $0.8 billion. Property-specific debt has an average interest rate of 7% and an average term of 13 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 9 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.

INFRASTRUCTURE

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors. However we are actively reviewing a number of opportunities to expand into new sectors that provide similar investment characteristics. These operations are owned directly and through entities that we manage.

Timberlands

We manage 2.5 million acres of high quality private timberlands with an aggregate book value of $3 billion. We manage a listed specialty issuer that operates in eastern North America and a private fund named Island Timberlands that operates on the west coast of Canada. These funds have aggregate equity capital of $594 million, of which our share is $278 million. We also own direct interests in $2 billion of timberlands in the Pacific Northwest and Brazil. We recently announced the formation of a $250 million Brazil timber fund.

In January 2008, we transferred 30% of our Pacific Northwest operations and a 37.5% interest in Island Timberlands to Brookfield Infrastructure.

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Operating Results

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Timber
Western North America
Timberlands	$123	$59
Higher and better use lands	7	6
Eastern North America	20	18
Brazil	8	4

Timberlands	158	87	$158	$87
Interest expense			(85)	(29)
Non-controlling interests in net assets			(33)	(26)

	$158	$87	$40	$32

Portfolio Activity and Financial Position

		Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
						Consolidated Assets		Net Invested
AS AT DECEMBER 31 ($MILLIONS)	Acres	2007	2006	2007	2006	2007	2006	2007	2006
Timber
Western North America
Timberlands	1,186,650	$2,603	$777	$243	$240	$2,603	$777	$2,603	$777
Higher and better use lands	32,865	105	111	—	—	105	111	105	111
Eastern North America	1,076,000	185	189	72	100	185	189	185	189
Brazil	180,000	66	45	—	—	66	45	66	45

	2,475,515	2,959	1,122	315	340	2,959	1,122	2,959	1,122
Other assets, net		716	68	—	—	716	68	74	18

		3,675	1,190	315	340	3,675	1,190	3,033	1,140
Property-specific and other borrowings							(1,691)	(485)
Co-investors’ capital								(317)	(340)

		$3,675	$1,190	$315	$340	$3,675	$1,190	$1,025	$315

We acquired Longview Fibre Company, which owns 588,000 acres of high quality timberlands located in the U.S. Pacific Northwest during the second quarter of 2007. Total invested capital includes the purchase cost of the timberlands of $1.9 billion, together with goodwill and working capital totalling $2.6 billion. We recorded a future tax obligation of $593 million relating to the difference between the amount paid by us for the company and the tax basis of the underlying assets. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $593 million. We expect that we will be able to reorganize the ownership structure of the business over time such that we can extinguish the tax liability without any material cash outlay. Net invested capital includes the net capital invested by us in Longview’s timber operations after taking into consideration debt raised to finance the acquisition and the future tax liabilities and subsequent asset sales.

As at December 31, 2007, borrowings included approximately $1.2 billion associated with the Longview acquisition that is secured by the underlying timber assets in North America. The Longview debt consists of an 18-month bridge facility that is in the process of being refinanced with a long-term fixed rate financing secured by the associated timberlands. Our western Canadian timberlands secure investment grade borrowings of approximately $410 million, which have an average interest rate of 6%, and an average term to maturity of 16 years. The balance of the borrowings consists of debt secured by the eastern Canadian timber assets and working capital facilities.

Non-controlling interests represent the interests of co-investors in our two North American funds. We currently own 50% of our western Canadian fund and 45% of Acadian.

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Transmission

Our electricity transmission operations consist of the largest transmission system in Chile, a smaller system in northern Ontario and interests in transmission lines in Brazil. We own 28% of the Chilean operations and provide management advisory services to our investment partners on a fee-for-service basis, 100% of the northern Ontario operations and an effective 20% interest in the Brazil operations.

In 2008, we transferred our northern Ontario and Brazil transmission interests to Brookfield Infrastructure, as well as a 17% interest in the Chilean operations. We believe the regulated rate base nature of these assets provides for attractive reliable long-term returns and we will endeavour to expand our operations in this asset class.

Portfolio Activity and Financial Position

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLI ONS)	2007	2006	2007	2006	2007	2006	2007	2006
Transmission facilities and investments
Chile	$2,650	$2,525	$877	$831	$330	$2,525	$330	$2,525
North America	193	146			193	146	193	146
Brazil	205	157			205	157	205	157

	3,048	2,828			728	2,828	728	2,828
Other assets	32	315			32	315	32	315

	3,080	3,143			760	3,143	760	3,143
Other liabilities							(26)	(267)
Project-specific financing and other borrowings							(114)	(1,496)
							620	1,380
Co-investors’ capital							—	(831)

	$3,080	$3,143	$877	$831	$760	$3,143	$620	$549

Net invested capital was relatively unchanged during the year, although consolidated assets declined as we no longer consolidate the assets and liabilities of our Chilean operations. These operations are financed with property-specific financing borrowings totalling $1.5 billion that have an average interest rate of 6%, an average term to maturity of 11 years and are predominantly investment grade.

DEVELOPMENT AND OTHER PROPERTIES

Opportunity Investments

We operate niche real estate opportunity funds with $417 million of committed capital, of which Brookfield’s share is $258 million.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLI ONS)	2007	2006	2007	2006	2007	2006	2007	2006
Commercial properties	$1,571	$1,086	$159	$116	$1,571	$1,086	$1,280	$1,055
Property-specific mortgages							(934)	(820)
Co-investors’ capital							(121)	(103)

	$1,571	$1,086	$159	$116	$1,571	$1,086	$225	$132

Total property assets within the funds were approximately $1.6 billion at year end, an increase of $0.5 billion from the end of 2006, due to the completion of a major portfolio acquisition. The portfolio consists of approximately 124 properties, predominantly office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties increased due to acquisitions during the year, offset in part by property sales. Our net invested capital at December 31, 2007 included a $42 million bridge loan to the fund (2006 – $23 million), and $52 million of direct capital in addition to our base commitment that was provided to fund acquisitions.

Residential Properties

We conduct residential property operations in Canada, the United States and Brazil through public subsidiaries in which we hold the following interests: Canada – 51%; United States – 58%; Brazil – 60%. We recently formed a land joint venture with $400 million of committed capital from a U.S. institution and ourselves that we will manage.

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	Assets Under Management	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31		Total		Net		Total		Net
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006
United States	$1,384	$1,384	$1,355	$1,224	$1,142	$46	$236
Canada	516	516	305	516	305	237	144
Brazil	1,009	1,009	743	612	567	92	36

	2,909	2,909	2,403	2,352	2,014	375	416	$375	$416
Impairment charge – U.S.						(103)	—	(103)	—
Borrowings / interest 1				(1,363)	(1,126)			(18)	(23)
Cash taxes								18	(93)
Non-controlling interest in net assets				(539)	(404)			(12)	(69)

				450	484	272	416	260	231
Realization gain				—	—		269	—	269

Net investment / operating cash flow	$2,909	$2,909	$2,403	$450	$484	$272	$685	$260	$500

1	Portion of interest expressed through cost of sales

Total assets, which include property assets as well as inventory, cash and cash equivalents and other working capital balances, have increased since 2006 due to the impact of currency appreciation on our capital in Canada and Brazil, and as new capital was invested to match sales growth in Canada. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value.

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLI ONS)	2007	2006	2007	2006	2007	2006
Commercial properties
North America	$965	$551	$965	$551	$965	$551
Australia and United Kingdom	2,072	—	2,072	—	2,072	—
Brazil	162	107	162	107	162	107
Residential lots
Australia	201	—	201	—	201	—
Property-specific financing	—	—	—	—	(1,704)	(240)

	$3,400	$658	$3,400	$658	$1,696	$418

In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America, as well as wind generation facilities in Canada, which are described further under Power Generation Operations.

Current development initiatives in North America are focused on the construction of a 1.1 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $416 million (2006 – $251 million), the redevelopment of the 1.3 million square foot Four Allen Center in Houston carried at $198 million (2006 – $139 million) and properties in Washington, D.C.

We significantly expanded our development activities with the acquisition of Multiplex which has 70 commercial projects underway that will contain over 20 million square feet and approximately 18,000 residential lots, homes and units. We also own our proportionate share of the approximate 5.4 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development.

Property-specific financing includes debt secured by Bay Adelaide Centre and Four Allen Cedar in North America as well as debt associated with developments in Australia and the United Kingdom that was assumed on the acquisition of Multiplex.

16	Brookfield Asset Management - 2008 Annual Information Form

Held for Development

We acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project once it has been improved or build the project ourselves. We typically hold these projects directly, given that they do not generate current cash flow, until the project is completed, at which time it can be transferred to an existing fund portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is realized.

	Brookfield Invested Capital
	Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLI ONS)	2007	2006	2007	2006
Commercial office properties
Ninth Avenue, New York	$207	$184	$207	$184
Residential lots
Canada and Brazil	804	516	804	516
Rural development
Brazil	190	66	159	49

	$1,201	$766	$1,170	$749

Commercial Office Properties

We own well-positioned land at Ninth Avenue between 31st Street and 33rd Street in New York city. We intend to commence construction of the necessary infrastructure to enable the subsequent construction of 5.4 million square feet of commercial office space once the necessary pre-leasing has occurred.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 12,300 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta as a result of the significant increase in activity in this market.

Rural Development Properties

We own approximately 372,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso, having acquired a number of new properties in 2007. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute. We also hold 33,300 acres of potentially higher and better use land adjacent to our western North American timberlands, which we intend to convert into residential and other purpose land over time, and are included within our timberlands segment.

SPECIALTY FUNDS

We conduct bridge lending, restructuring and real estate finance activities. Although our primary industry focus is on property, power and long-life infrastructure assets, our mandates within our bridge finance and restructuring funds include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investment experience. As at December 31, 2007 we managed nine funds with total committed capital of $5 billion and total assets under management of $7 billion.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLI ONS)	2007	2006	2007	2006	2007	2006	2007	2006
Bridge lending	$1,187	$1,452	$1,510	$470	$488	$637	$488	$622
Restructuring	1,538	977	753	652	1,538	977	361	377
Real estate finance	4,637	5,438	1,225	937	685	183	263	183
Real estate services	125	—	59	59	25	—	25	—

	$7,487	$7,867	$3,547	$2,118	$2,736	$1,797	$1,137	$1,182

Brookfield Asset Management - 2008 Annual Information Form	17

Bridge lending

We operate three bridge lending funds. Our first fund has commitments of $1.2 billion at the end of the year, of which $0.9 billion is funded and will mature through 2011. We have $0.6 billion committed to these funds. We have raised C$935 million in commitments and pledges for our two follow-on funds, consisting of a senior and junior fund, and includes a C$240 million commitment from Brookfield. We have advanced $105 million of loans within the new funds thus far.

We had total assets under management of $1.2 billion at year end, down from $1.5 billion at the end of 2006. The level of committed capital to our funds from clients increased to $1.5 billion at year end due to the formation of new funds during the year. Our net invested capital was $488 million, down from $622 million at the end of 2006. The decline in invested capital occurred primarily during the fourth quarter of 2007 as a result of a number of maturities.

Our portfolio at year end was comprised of 16 loans, and our largest single exposure at that date was $105 million. Our share of the portfolio has an average term of 20 months excluding extension privileges and generates an average yield of 14% based on interest rate levels at year end.

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period last year and we continue to manage and harvest the remaining invested capital of $432 million. We also completed an additional capital raise for Tricap Partners II (“Tricap II”), which now has $842 million of committed capital. The capital committed by us to both funds totals $521 million, including co-investment capital invested by us in Tricap I.

Our two principal investments in Tricap I are Western Forest Products and Concert Industries. Western Forest Products experienced a difficult year due in part to a major industry strike which has since been resolved. Concert Industries, a leading producer of air-laid woven fabric, continues to perform well and we continue to make progress expanding its revenue and operating base.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Property, plant and equipment	$615	$453			$615	$453	$615	$453
Securities	115	29			115	29	115	29
Loans receivable	51	23			51	23	51	23
Other assets	757	472			757	472	757	472

	1,538	977			1,538	977	1,538	977
Other liabilities							(433)	(235)
Subsidiary debt							(293)	(175)
Non-controlling interests							(451)	(190)

	$1,538	$977	$753	$652	$1,538	$977	$361	$377

Our net invested capital in restructuring opportunities at year end was $361 million, relatively unchanged from the end of 2006.

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.6 billion, of which our share is approximately $400 million. Our first private fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) recently completed its investment period and we completed a $450 million capital raise for our second fund (BREF II). We also manage a public mortgage REIT that is listed on the NYSE and has raised $565 million of equity capital.

During 2007, BREF I acquired investments with an aggregate principal balance of approximately $1.1 billion and concluded its investment period. During 2007, BREF II commenced its investment period and completed investments with an aggregate principal balance of approximately $460 million. The portfolio continues to perform in line with expectations notwithstanding difficult credit markets.

ADVISORY SERVICES

We manage fixed income and real estate securities and provide investment banking services, all with a particular focus on property and infrastructure.

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We manage $26.2 billion of fixed income and equity securities on an advisory basis for a large number of institutional and individual investors. The largest proportion of these assets is managed by our New York-based Brookfield Hyperion Group, which specializes in real estate fixed income securities. We acquired Chicago-based K.G. Redding Inc., (now known as Brookfield Redding), in late 2007. Brookfield Redding has a well established record as a leading real estate equity securities manager with a wide variety of clients throughout North America and Australasia. Brookfield Soundvest, based in Ottawa, Canada, manages fixed income and equity securities on behalf of a number of Canadian institutional investors.

	Assets Under Management
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Brookfield Hyperion	$20,210	$19,711
Brookfield Redding	5,325	—
Brookfield Soundvest	702	749

	$26,237	$20,460

Our investment banking services are provided by teams located in Canada and Brazil.

PRIVATE EQUITY INVESTMENTS

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

			Assets Under Management	Brookfield Invested Capital
				Consolidated		Net
AS AT DECEMBER 31 (MILLIONS)	Location	Interest	2007	2007	2006	2007	2006
Forest products
Norbord Inc.	North America / UK	27%	$180	$180	$178	$19	$26
Fraser Papers Inc.	North America	56%	477	477	141	109	141
Privately held	North America	100%	162	162	140	113	95
Infrastructure
Coal lands	Alberta	100%	85	85	73	85	73
Business services
Insurance	Various	80-100%	2,513	2,513	2,357	661	593
Banco Brascan, S.A.	Rio de Janeiro	—	—	—	75	—	75
Privately held	Various	100%	229	229	369	223	278
Publicly listed	Canada	60%	52	52	51	26	23
Property
Privately held	Brazil	Various	153	153	66	100	100

Net investment			$3,851	$3,851	$3,450	$1,336	$1,404

We account for our non-controlled public investments where we exercise significant influence, such as Norbord, using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.

Forest Products

We control 41% and own a net beneficial interest in approximately 27% or 40 million shares of Norbord Inc. (“Norbord”). Net invested capital reflects debentures issued by us that are exchangeable into 20 million Norbord shares and which are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $319 million at year end.

Privately held forest products operations include paper and pulp operations that we acquired out of bankruptcy in April 2003 in connection with the purchase of power generation operations.

Infrastructure

We own the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $6 million of operating cash flow and provide a stable source of income as they are free of crown royalties.

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In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 35 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

Business Services

Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally; Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States; and Trisura, a surety company based in Toronto. We manage the securities portfolios of these companies, which total $1.6 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A- and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (good) by AM Best. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.

We acquired control of Banco Brascan during the year and have integrated the book values associated with their investment banking, lending and capital markets activities with our corresponding activities.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operation and the value of our Class A Limited Voting shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial may also impact our operations and financial results.

GENERAL RISKS

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a decline in economic conditions will result in downward pressure on our operating margins and asset values. We believe that the long life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provides some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase values.

The trading price of our Class A Limited Voting shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our Class A Limited Voting shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our Class A Limited Voting shares.

EXECUTION OF STRATEGY

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on invested capital and increasing asset management fees over the long term.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

20	Brookfield Asset Management - 2008 Annual Information Form

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We develop property and power generation assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

FINANCIAL AND LIQUIDITY RISKS

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly fund shorter duration

Brookfield Asset Management - 2008 Annual Information Form	21

floating rate assets with shorter term floating rate debt and fund long-term fixed rate and equity like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness.

The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our assets upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets such as office properties, hydroelectric power generating facilities and transmission systems which can be hard to sell, especially if local market conditions are poor. Such liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The Corporation’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements in our 2007 Annual Report. We selectively utilize financial instruments to manage these exposures.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position. Although we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar, this is not always possible or economical to do. Even if we do so, the carrying value may not equal the economic value, meaning that any difference may not be hedged. In addition, the company receives certain cash flows that are denominated in foreign currencies that are not hedged. We mitigate adverse effects by borrowing under debt agreements denominated in foreign currencies and through the use of financial contracts, however, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.

22	Brookfield Asset Management - 2008 Annual Information Form

We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter term floating rate assets with floating rate debt. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term although in recent years we have maintained a net floating rate asset position given our view on interest rates.

As at December 31, 2007, our net floating rate liability position was $0.2 billion (2006 – asset of $0.9 billion). As a result, a 10 basis point increase in interest rates would increase operating cash flow by $16 million, or $0.03 per share. Our fixed-rate obligations at year end include a notional amount of $1.6 billion (2006 – $1.1 billion) which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $13 million before tax or $0.02 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.

We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.

COMMERCIAL OFFICE PROPERTIES

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Our core office properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2008 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.

RESIDENTIAL PROPERTIES

In our residential land development and homebuilding operations, markets have been favourable over most of the past seven years. Our operations are concentrated in high growth areas which we believe have positive long-term demographic and economic conditions. Despite this, over the past 18 months the U.S. market has seen extremely negative market sentiment towards housing and has similarly affected our operations in the U.S.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates. Competition from rental properties and used homes may depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue. During 2007, we recorded approximately $100 million of charges against our U.S. revenues to reflect changing conditions.

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Many of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Despite this, and given that dramatic issues being experienced in the sub-prime markets in the U.S. and by many lenders, it has become more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.

POWER GENERATING OPERATIONS

Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price, but also include changes in regulation, risk of increased maintenance costs, dam failure and other disruptions.

The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.

Demand for electricity varies with economic activity. An economic slowdown could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Future pricing levels are dependent on economic and supply conditions and the terms on which contracts are renewed. A portion of our power generation revenue is tied, either directly or indirectly, to the spot market price for electricity. Electricity price volatility could have a significant effect on our business, operating results, financial condition or prospects.

There is a risk of equipment failure due to, among other things, wear and tear, latent defect, design error or operator error which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. In the future, our generation assets may require significant capital expenditures and operations could be exposed to unexpected increases in costs such as labour, water rents and taxes. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.

The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it.

The occurrence of dam failures at any of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to incur significant expenditures of capital and other resources. Such failures could result in us being exposed to liability for damages. There can be no assurance that our dam safety program will be able to detect potential dam failures prior to occurrence or eliminate all adverse consequences in the event of failure. Upgrading all dams to enable them to withstand all events could require us to incur significant expenditures of capital and other resources.

The occurrence of a significant event which disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material negative impact on the business. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident at our generation facilities. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

TIMBERLANDS

The financial performance of our timberland operations depends on the state of the lumber and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to us. Depressed commodity prices of lumber, pulp or paper or

24	Brookfield Asset Management - 2008 Annual Information Form

market irregularities may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Any of these circumstances could significantly reduce the prices that we realize for our timber and the amount of timber that such operators purchase from us.

Weather conditions, timber growth cycles, access limitations, aboriginal claims and regulatory requirements associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

TRANSMISSION INFRASTRUCTURE

Our transmission operations are subject to regulation. The regulated rates are designed to recover allowed costs, including debt financing costs, and permit earning a specified rate of return on assets or equity. Any changes in the rate structure for the transmission assets or any reallocation or redetermination of allowed costs relating to the transmission assets, could have a material adverse effect on our transmission revenues and operating margins.

SPECIALTY INVESTMENT FUNDS

Our specialty funds operations are focused on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

OTHER RISKS

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We have made and will continue to make the necessary capital expenditure for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage its potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

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Our core office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

In the normal course of our operations, we become involved in various legal actions, typically involving claims relating to personal injuries, property damage, property taxes, land rights and contract disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of its ability to maximize the efficiency of its operations, which could have an adverse effect on our operations and financial results.

26	Brookfield Asset Management - 2008 Annual Information Form

DIRECTORS AND OFFICERS

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until a successor is elected or appointed. As of the date of this Annual Information Form, the board has 16 directors. Particulars relating to each of the 16 directors nominated for election at the Annual Meeting of Shareholders to be held on April 30, 2008 are contained in the Corporation’s Management Information Circular dated March 14, 2008 on pages 7 to 10, which are incorporated herein by reference. A copy of this Circular can be obtained from the Corporation and is available on our web site www.brookfield. com at Investor Centre/Other disclosure reports and on SEDAR at www.sedar.com.

Officers of the Corporation

The names of the senior corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Name	Residence	Current Office	Date of Appointment
J. Bruce Flatt	Ontario, Canada	Managing Partner and Chief Executive Officer	2002
Brian D. Lawson	Ontario, Canada	Managing Partner and Chief Financial Officer	2002
Jeffrey M. Blidner	Ontario, Canada	Managing Partner	2003
George E. Myhal	Ontario, Canada	Managing Partner	2003
Samuel J.B. Pollock	Ontario, Canada	Managing Partner	2003
Denis Couture	Ontario, Canada	Senior Vice President, Investor Relations	2007
Alan V. Dean	Ontario, Canada	Senior Vice President and Corporate Secretary	1998

For those corporate officers of the Corporation appointed to their current positions within the past five years, their prior positions during this period were as follows. Prior to their appointment as Managing Partners of the Corporation in 2003, Mr. Myhal was Chief Executive Officer of Brascan Financial and Messrs. Blidner, Myhal and Pollock held various other executive positions with Brascan Financial, positions which they continued to hold until the amalgamation of Brascan Financial with the Corporation in January 2005. Prior to 2007, Mr. Couture was Director of Investor Relations for Falconbridge Limited and Noranda Inc.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. The Corporation controls all of the voting and 99% of the non-voting shares of ARCL. ARCL has corrected the filing deficiencies that led to the management cease trade orders and has made application to the relevant provincial securities regulatory authorities to have the management cease trade orders, which are still in effect, lifted.

As at February 29, 2008, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 24.1 million Class A Limited Voting shares, representing approximately 3.6% of the Corporation’s issued and outstanding shares in this series. These ownership interests do not include the pro rata interests of related directors and other executive officers held beneficially through Partners Limited and BAM Investments Corp. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Limited Voting shares.

Brookfield Asset Management - 2008 Annual Information Form	27

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Limited Voting shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam (a)

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto

(a)	The Corporation’s Class A Limited Voting shares were listed for trading on Euronext Amsterdam on March 18, 2008.

Security Information on the trading prices and volumes for each of the above securities for each month of the calendar year ended December 31, 2007 is contained in Appendix A to this Annual Information Form.

RATINGS

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form were as follows:

	DBRS		Standard & Poor’s		Moody’s
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook
Commercial paper	R-1 (low)	Stable	A-1 (low)	Stable	Not rated	Not rated

Senior notes and debentures (a)	A (low)	Stable	A-	Stable	Baa2	Stable

Subordinated notes and debentures	BBB (high)	Stable	BBB	Stable	Not rated	Not rated

Preferred shares	Pfd-2 (low)	Stable	P-2	Stable	Not rated	Not rated

(a)	The Corporation’s senior debt is also rated by Fitch Ratings Ltd.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s (“S&P”), and its senior notes and debentures are also rated by Moody’s Investor Service (“Moody’s”). The following is a brief description of each rating agency’s rating schedule.

DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1”, “AAA” and “Pfd-1”, respectively, which represent the highest ratings, to “R-3”, “CCC” and “Pfd -5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, DBRS may modify them by the addition of “(high)” or “(low)”.

S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1”, “AAA” and “P-1”, respectively, which represent the highest ratings, to “C”, “CCC” and “P-5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”. DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative”.

28	Brookfield Asset Management - 2008 Annual Information Form

Moody’s rates long-term obligations with ratings of “Aaa”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings with these rating categories, Moody’s may modify them by the addition of a “1”, “2” or “3” to indicate relatively higher, middle or lower ranking.

Fitch Ratings Ltd. (“Fitch”) has assigned a “BBB+” rating with a “Stable Outlook” to the Corporation’s senior unsecured debt.

The ratings discussed above for the Corporation’s debt and securities are not a recommendation to purchase, hold or sell the Corporation’s debt and securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their judgment, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in their Annual Information Forms, which are available on SEDAR at www.sedar.com.

DIVIDENDS AND DIVIDEND POLICY

Class A and Class B Limited Voting Shares

The declaration and payment of dividends on the Corporation’s Class A and Class B Limited Voting shares are at the discretion of the Corporation’s board of directors. Dividends on the Class A and Class B Limited Voting shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent dividend policy for these shares, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

On February 7, 2008, the Corporation’s board of directors approved an increase to the quarterly dividend paid on its Class A and Class B Limited Voting shares from $0.12 to $0.13, commencing with the dividend payable on May 31, 2008.

On January 3, 2008, the Corporation’s board of directors announced a special dividend of 25 units of Brookfield Infrastructure Partners L.P. for each Class A Limited Voting share or Class B Limited Voting share held at the close of business on January 14, 2008. This special dividend was distributed to the Corporation’s Class A and Class B shareholders on January 31, 2008, and the partnership units commenced trading on the NYSE on that date. Fractional units were paid in February 2008 in cash at the rate of $20.5565 per unit, which was the weighted average trading price of the partnership units on NYSE for the five trading days following the commencement of trading.

On June 1, 2007, the Corporation completed a three-for-two stock split of its Class A Limited Voting shares by way of a special dividend of one Class A Limited Voting share for each two Class A or Class B Limited Voting shares held at the close of business on May 24, 2007. Fractional shares were paid in cash at the rate of C$22.72 or US$20.95 per share, being the closing price of a Class A Limited Voting share on TSX on May 24, 2007.

On February 8, 2007, the Corporation’s board of directors approved an increase to the quarterly dividend paid on its Class A and Class B Limited Voting shares from $0.16 to $0.18, expressed on a pre-split basis, commencing with the dividend paid on May 31, 2007. On a post-split basis, reflecting the three-two-stock split on June 1, 2007, this increased dividend was $0.12.

Increases to the quarterly dividends paid on the Corporation’s Class A Limited Voting shares were approved in each of the three prior years, namely an increase from $0.15 to $0.24 in February 2006, an increase from $0.14 to $0.15 in February 2005, and an increase of C$0.25 to C$0.26 in February 2004. The quarterly dividends shown for these prior years are shown as declared, that is, prior to the impact of the three-for-two stock splits in June 2004, April 2006 and June 2007.

In April 2004, the Corporation’s board of directors decided to change the declaration currency for the dividend payable on its Class A and Class B Limited Voting shares from Canadian to US funds, commencing with the dividend paid on August 31, 2004 of $0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was also pro-rated to reflect the three-for-two stock split implemented in June 2004.

Brookfield Asset Management - 2008 Annual Information Form	29

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Corporation’s board of directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12, 13, 15 17, 18, 19 and 20 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in the summary share conditions contained in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2005, 2006 and 2007, on each class and series of securities of the Corporation that was outstanding at December 31, 2007, all expressed in United States dollars.

	Distribution per Security
	2007	2006	2005
Per Class A and Class B Limited Voting Share (a)	$0.47	$0.39	$0.26
Per Class A Preferred Share (b)
Series 2	0.99	0.88	0.63
Series 4 + Series 7	0.99	0.88	0.63
Series 5	0.92	0.82	0.58
Series 8	1.10	1.10	0.74
Series 9	1.01	1.25	1.16
Series 10	1.34	1.27	1.19
Series 11	1.28	1.22	1.14
Series 12	1.26	1.19	1.12
Series 13	0.99	0.88	0.63
Series 14	3.57	3.10	2.25
Series 15	1.15	1.00	0.65
Series 16	1.08	1.01	0.58
Series 17 (c)	1.11	0.12	—
Series 18 (d)	0.71	—	—

(a)	Dividend amounts per Class A and Class B Limited Voting shares have been adjusted retroactively to show the impact of the three-for-two share splits on April 27, 2006 and June 1, 2007.
(b)	The dividends on these preferred shares are declared in Canadian funds. All Canadian dollar amounts have been converted to United States dollars at the exchange rate of US$1.00 to C$1.0736, which was the average exchange rate during 2007.
(c)	These shares were issued on November 20, 2006. The dividend paid in 2006 was for the initial period from the date of issue. (d) These shares were issued on May 9, 2007. The dividends paid in 2007 were for the period from the date of issue.

The Corporation’s Class A Preference Shares, Series 18 were issued on May 9, 2007. The Corporation commenced paying dividends on this series of shares on June 30, 2007.

The Corporation’s Class A Preference Shares, Series 17 were issued on November 20, 2006. The Corporation commenced paying dividends on this series of shares on December 31, 2006.

The Corporation’s Class A Preference Shares, Series 13, 14, 15 and 16 were issued on December 31, 2004 in conjunction with the amalgamation of the Corporation with Brascan Financial. The Corporation commenced paying dividends on these series of shares in the first quarter of 2005.

30	Brookfield Asset Management - 2008 Annual Information Form

The Corporation redeemed its 8.30% preferred securities due December 31, 2051 on January 2, 2007; its 8.35% preferred securities due December 31, 2050 on January 2, 2007; and its Class A Preference Shares, Series 3 on November 8, 2005.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in their individual Annual Information Forms, which are available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our web site www.brookfield.com at About Brookfield/Articles and Bylaws are filed on SEDAR at www.sedar.com.

The Corporation’s authorized share capital consists of:

i)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 8,000,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19; and

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20;

ii)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

iii)	an unlimited number of Class A Limited Voting Shares; and

iv)	85,120 Class B Limited Voting Shares.

Brookfield Asset Management - 2008 Annual Information Form	31

As at February 29, 2008, the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,805,948 Class A Preference Shares, Series 8; 6,194,052 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; nil Class AA Preference Shares; 583,126,600 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

On December 31, 2007, the Corporation cancelled 377,481,798 Class A Limited Voting shares held internally by subsidiaries of the Corporation arising from a prior amalgamation. Prior to this cancellation, these shares had not been included in the number of shares issued and outstanding in this class for financial reporting purposes.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. CIBC Mellon Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada and through BNY Mellon Shareowner Services LLC in Jersey City, New Jersey in the U.S.A.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•	The Trust Agreement referred to under “Principal Holders of Voting Shares” in the Corporation’s Management Information Circular, dated March 14, 2008.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was reviewed and confirmed by the board on February 7, 2008 and is set out in full in Appendix C to this Annual information Form.

32	Brookfield Asset Management - 2008 Annual Information Form

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: Marcel R. Coutu, who is the Committee’s chairman, William A. Dimma, Jack M. Mintz and George S. Taylor. The Corporation’s board of directors has determined that all of these directors are independent and financially literate, and that Messrs. Coutu and Mr. Taylor each qualify as an “audit committee financial expert”. Mr. Coutu has a Masters Degree in Business Administration and over 15 years experience in investment banking and corporate finance. He is currently President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chairman for a number of public companies and non-profit organizations during his business career. Mr. Dimma has had extensive exposure to financial matters as an executive officer, director and audit committee member of public corporations. Mr. Mintz has had an extensive academic career in business economics and taxation and has served on the boards of audit committees of several public companies and non-profit organizations. Additional information on the members of the Audit Committee is contained in the Corporation’s Management Information Circular dated March 14, 2008.

Principal Accountant Fees and Services

Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issuer subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche during 2007 and 2006:

	2007			2006
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	6.3	11.5	17.8	3.0	8.4	11.4
Audit-related fees	0.2	10.3	10.5	0.8	5.2	6.0
Tax fees	—	1.0	1.0	—	0.6	0.6
All other fees	0.2	0.3	0.5	0.2	0.2	0.4

Total	6.7	23.1	29.8	4.0	14.4	18.4

All Canadian dollar amounts included in the above totals have been converted to United States dollars at the exchange rate of US$1.00 to C$1.0736, which was the average exchange rate during 2007.

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.

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Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Corporation’s audit committee.

Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s Management Information Circular dated March 14, 2008.

Additional financial information on the Corporation is provided in our Financial Statements and in Management’s Discussion and Analysis for the most recently completed financial year, which are contained in our 2007 Annual Report.

The Corporation’s most recent Management Information Circular and Annual Report, as well as other information on the Corporation, may be found on our web site www.brookfield.com and on SEDAR at www.sedar.com

34	Brookfield Asset Management - 2008 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

The following sets out trading information for 2007 for the Corporation’s publicly traded securities outstanding as at December 31, 2007, all of which are listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”).

Class A Limited Voting Shares (TSX: BAM.A)

	Price Per Share
Period	High	Low	Average	Volume Traded (a)
2007	C$	C$	C$	#
December	37.53	34.02	35.26	17,110,590
November	36.99	31.98	33.18	23,003,049
October	39.13	35.15	37.40	19,933,207
September	37.72	33.20	35.08	19,648,421
August	37.30	33.07	35.00	32,204,874
July	43.25	37.39	41.02	21,511,956
June (b)	44.53	40.45	42.03	26,099,569
May	47.57	42.41	46.20	21,308,711
April	43.13	41.29	42.42	12,551,462
March	42.36	40.23	41.14	17,556,203
February	44.07	38.12	40.88	20,030,681
January	39.09	36.35	37.60	15,170,308

(a)	Volume traded refers to volume traded on TSX only.
(b)	All trading information prior to June, 2007 has been adjusted to reflect the Corporation’s three-for-two stock split effective June 4, 2007.

Class A Limited Voting Shares (NYSE:BAM)

	Price Per Share
Period	High	Low	Average	Volume Traded (a)
2007	US$	US$	US$	#
December	38.30	34.64	36.13	15,514,993
November	39.75	33.39	35.39	29,060,194
October	40.89	37.44	39.49	27,103,500
September	38.75	33.00	35.25	29,026,592
August	36.04	31.74	34.01	54,460,063
July	41.06	35.14	39.04	31,165,100
June	41.98	37.94	39.45	28,832,020
May (b)	43.42	38.33	42.28	29,080,969
April	38.77	35.70	37.42	19,219,200
March	36.17	34.29	35.22	20,805,395
February	38.04	32.35	34.92	23,308,669
January	33.13	31.01	32.03	17,188,200

(a)	Volume traded refers to volume traded on NYSE only.
(b)	All trading information prior to June, 2007 has been adjusted to reflect the Corporation’s three-for-two stock split effective June 4, 2007.

Brookfield Asset Management – 2008 Annual Information Form	A-1

Class A Preference Shares, Series 2 (TSX: BAM.PR.B)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	21.30	17.00	18.37	397,709
November	24.19	21.35	23.30	92,743
October	24.44	23.95	24.15	63,778
September	24.60	24.05	24.37	208,833
August	24.71	23.81	24.30	160,026
July	24.99	24.66	24.86	106,051
June	25.09	24.77	24.98	109,856
May	25.04	24.62	24.88	163,096
April	24.99	24.81	24.91	89,661
March	25.12	24.80	24.97	240,892
February	25.09	24.76	24.89	254,514
January	24.99	24.63	24.82	110,716

Class A Preference Shares, Series 4 (TSX: BAM.PR.C)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	19.95	16.55	18.11	153,885
November	24.25	20.00	22.49	56,531
October	24.79	24.08	24.45	75,687
September	24.75	24.00	24.48	58,188
August	24.87	23.95	24.44	39,241
July	25.25	24.76	24.99	59,180
June	25.48	24.78	25.07	30,455
May	25.18	24.55	24.87	120,883
April	24.99	24.72	24.93	49,957
March	25.47	24.86	25.10	62,551
February	25.50	24.84	25.05	102,373
January	24.95	24.82	24.91	47,157

A-2	Brookfield Asset Management – 2008 Annual Information Form

Class A Preference Shares, Series 8 (TSX: BAM.PR.E)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	24.20	21.67	23.40	25,550
November	24.49	24.00	24.20	8,000
October	24.74	24.41	24.54	52,060
September	24.94	24.25	24.64	29,580
August	24.80	23.80	24.30	20,310
July	24.90	24.52	24.78	20,300
June	24.95	24.25	24.68	9,690
May	25.25	24.95	25.05	179,100
April	25.10	25.06	25.08	3,600
March	25.15	25.05	25.09	61,650
February	25.05	24.86	24.98	8,850
January	25.27	24.81	25.05	16,980

Class A Preference Shares, Series 9 (TSX: BAM.PR.G)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	21.95	18.00	19.89	99,664
November	24.48	22.95	23.77	15,968
October	24.66	23.64	24.27	35,937
September	24.88	23.89	24.39	51,323
August	24.54	23.60	23.98	38,726
July	24.14	23.70	23.97	33,902
June	24.05	23.50	23.81	50,475
May	25.05	23.50	24.78	166,991
April	25.60	25.26	25.40	18,639
March	25.78	25.49	25.59	17,210
February	25.79	25.53	25.63	18,552
January	26.00	25.22	25.46	26,190

Brookfield Asset Management – 2008 Annual Information Form	A-3

Class A Preference Shares, Series 10 (TSX: BAM.PR.H)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	26.99	25.70	26.10	76,970
November	26.22	25.81	25.97	84,817
October	26.40	25.50	26.00	59,016
September	26.68	25.70	26.32	207,272
August	26.81	26.60	26.68	178,757
July	26.99	26.55	26.68	95,713
June	27.25	26.60	26.93	113,832
May	27.23	26.97	27.07	253,090
April	27.24	26.88	27.00	51,903
March	27.42	26.85	27.06	350,376
February	27.31	27.11	27.18	99,373
January	27.26	26.90	27.15	62,277

Class A Preference Shares, Series 11 (TSX: BAM.PR.I)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	25.98	25.00	25.60	75,007
November	26.39	25.65	25.91	83,123
October	26.49	25.75	26.22	35,320
September	26.65	26.20	26.32	20,610
August	26.74	26.36	26.50	33,092
July	27.00	26.50	26.68	28,155
June	27.25	26.50	26.89	35,360
May	27.24	27.12	27.17	31,001
April	27.40	26.72	27.09	213,470
March	27.60	26.32	26.97	24,285
February	27.50	26.75	27.17	45,558
January	27.50	27.05	27.21	28,803

A-4	Brookfield Asset Management – 2008 Annual Information Form

Class A Preference Shares, Series 12 (TSX: BAM.PR.J)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	26.58	23.87	25.53	180,235
November	26.46	25.65	26.23	99,543
October	26.30	25.50	25.83	72,767
September	26.40	25.56	25.98	73,185
August	26.95	25.71	26.19	87,318
July	26.50	25.75	26.09	97,118
June	27.25	26.01	26.71	73,695
May	27.87	27.16	27.68	101,480
April	28.08	27.72	27.91	80,612
March	28.09	27.82	27.99	80,666
February	27.98	27.75	27.85	44,642
January	28.39	27.83	28.06	70,703

Class A Preference Shares, Series 13 (TSX: BAM.PR.K)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	21.33	16.31	18.37	333,907
November	24.51	21.50	23.15	66,134
October	24.04	23.55	23.92	106,923
September	24.40	23.82	24.07	45,061
August	24.88	23.81	24.30	97,519
July	24.90	24.65	24.77	181,743
June	24.95	24.56	24.78	213,517
May	24.95	24.80	24.88	397,846
April	24.95	24.85	24.87	196,349
March	25.05	24.70	24.89	215,967
February	25.09	24.70	24.89	81,536
January	24.85	24.55	24.74	167,951

Class A Preference Shares, Series 14 (TSX: BAM.PR.L)

There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2007.

Brookfield Asset Management – 2008 Annual Information Form	A-5

Class A Preference Shares, Series 17 (TSX: BAM.PR.M)

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	18.98	17.15	18.13	981,508
November	19.50	17.50	18.58	425,873
October	20.50	19.16	19.91	305,472
September	21.19	19.81	20.56	155,151
August	21.25	20.10	20.69	225,208
July	22.20	21.15	21.72	156,941
June	23.00	21.76	22.19	207,196
May	24.78	23.05	24.37	132,854
April	25.17	24.55	24.95	191,318
March	25.38	25.01	25.15	506,713
February	25.14	24.92	25.03	341,031
January	25.49	25.00	25.11	400,959

Class A Preference Shares, Series 18 (TSX: BAM.PR.N)

The Corporation’s Class A Preference Shares, Series 18 commenced trading on the Toronto Stock Exchange on May 9, 2007.

	Price Per Share
Period	High	Low	Average	Volume Traded
2007	C$	C$	C$	#
December	18.95	17.30	18.15	787,333
November	18.70	17.50	18.13	730,775
October	19.90	18.20	19.37	495,729
September	20.60	19.80	20.21	253,997
August	21.00	19.70	20.31	584,753
July	22.62	21.05	21.82	112,981
June	23.20	21.85	22.28	142,562
May (a)	24.60	23.00	24.07	159,989

a)	Trading information for portion of month from issue on May 9, 2007.

A-6	Brookfield Asset Management – 2008 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES

TABLE OF CONTENTS

Certain Provisions of the Class A Preference Shares as a Class	B-2

Certain Provisions of the Class A Preference Shares, Series 1 as a Series	B-2

Certain Provisions of the Class A Preference Shares, Series 2 as a Series	B-3

Certain Provisions of the Class A Preference Shares, Series 3 as a Series	B-5

Certain Provisions of the Class A Preference Shares, Series 4 as a Series	B-6

Certain Provisions of the Class A Preference Shares, Series 5 as a Series	B-7

Certain Provisions of the Class A Preference Shares, Series 6 as a Series	B-8

Certain Provisions of the Class A Preference Shares, Series 7 as a Series	B-9

Certain Provisions of the Class A Preference Shares, Series 8 as a Series	B-10

Certain Provisions of the Class A Preference Shares, Series 9 as a Series	B-12

Certain Provisions of the Class A Preference Shares, Series 10 as a Series	B-13

Certain Provisions of the Class A Preference Shares, Series 11 as a Series	B-15

Certain Provisions of the Class A Preference Shares, Series 12 as a Series	B-17

Certain Provisions of the Class A Preference Shares, Series 13 as a Series	B-18

Certain Provisions of the Class A Preference Shares, Series 14 as a Series	B-20

Certain Provisions of the Class A Preference Shares, Series 15 as a Series	B-21

Certain Provisions of the Class A Preference Shares, Series 16 as a Series	B-22

Certain Provisions of the Class A Preference Shares, Series 17 as a Series	B-23

Certain Provisions of the Class A Preference Shares, Series 18 as a Series	B-25

Certain Provisions of the Class A Preference Shares, Series 19 as a Series	B-27

Certain Provisions of the Class A Preference Shares, Series 20 as a Series	B-28

Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares	B-29

Other Provisions Regarding the Share Capital of the Corporation	B-29

Brookfield Asset Management – 2008 Annual Information Form	B-1

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES AS A C LASS

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 1 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

B-2	Brookfield Asset Management – 2008 Annual Information Form

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 2 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Brookfield Asset Management – 2008 Annual Information Form	B-3

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

B-4	Brookfield Asset Management – 2008 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 3 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

Brookfield Asset Management – 2008 Annual Information Form	B-5

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 4 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

B-6	Brookfield Asset Management – 2008 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 5 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

the Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

Brookfield Asset Management – 2008 Annual Information Form	B-7

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 6 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

B-8	Brookfield Asset Management – 2008 Annual Information Form

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 7 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)	a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

Brookfield Asset Management – 2008 Annual Information Form	B-9

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 8 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 8 are initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable

B-10	Brookfield Asset Management – 2008 Annual Information Form

quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 8 prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

Brookfield Asset Management – 2008 Annual Information Form	B-11

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 9 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

B-12	Brookfield Asset Management – 2008 Annual Information Form

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 10 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management – 2008 Annual Information Form	B-13

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

B-14	Brookfield Asset Management – 2008 Annual Information Form

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 11 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield Asset Management – 2008 Annual Information Form	B-15

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)	issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

B-16	Brookfield Asset Management – 2008 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 12 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation

Brookfield Asset Management – 2008 Annual Information Form	B-17

shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)	issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 13 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

B-18	Brookfield Asset Management – 2008 Annual Information Form

Redemption

Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.

Brookfield Asset Management – 2008 Annual Information Form	B-19

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 14 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.

Voting

At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)	pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;

B-20	Brookfield Asset Management – 2008 Annual Information Form

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 15 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:

(a)	pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

Brookfield Asset Management – 2008 Annual Information Form	B-21

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 16 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of  1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.

B-22	Brookfield Asset Management – 2008 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)	except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 17 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 17 will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year.

Redemption

The Class A Preference Shares, Series 17 will not be redeemable by the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 17, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before December 31, 2012, C$25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at C$25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at C$25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at C$25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

If less than all of the outstanding Class A Preference Shares, Series 17 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 17 the right, at their option, to convert such shares into a further series of preferred shares designated by the Corporation.

The Class A Preference Shares, Series 17 will not be convertible by the Corporation prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares,

Brookfield Asset Management – 2008 Annual Information Form	B-23

Series 17 into Class A Limited Voting Shares of the Corporation. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 17 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 17 but in lieu thereof the Corporation will make cash payments.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 17 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 17 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 17. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 17 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 17 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 17:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 17) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 17;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 17, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 17;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 17; or

(d)	issue any additional Class A Preference Shares, Series 17 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 17;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 17 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 17 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 17 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 17 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 17 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 17 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 17 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 17 held.

Voting Rights

The holders of the Class A Preference Shares, Series 17 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 17 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation

B-24	Brookfield Asset Management – 2008 Annual Information Form

shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 17, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 17 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 17 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 17 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 17 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 17 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 18 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 18 will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 18 will not be redeemable by the Corporation prior to June 30, 2012. On and after June 30, 2012, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 18, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before June 30, 2013, at C$25.75 per share if redeemed on or after June 30, 2013 but before June 30, 2014, at C$25.50 per share if redeemed on or after June 30, 2014 but before June 30, 2015, at C$25.25 per share if redeemed on or after June 30, 2015 but before June 30, 2016 and at C$25.00 per share if redeemed on or after June 30, 2016, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

If less than all of the outstanding Class A Preference Shares, Series 18 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 18 the right, at their option, to convert such shares into a further series of preferred shares designated by the Corporation.

The Class A Preference Shares, Series 18 will not be convertible by the Corporation prior to June 30, 2012. On and after June 30, 2012 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 18 into Class A Limited Voting Shares. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 18 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 18 but in lieu thereof the Corporation will make cash payments.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 18 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 18 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 18. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 18 will not be entitled to share in any further distribution of the assets of the Corporation.

Brookfield Asset Management – 2008 Annual Information Form	B-25

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 18 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 18:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 18) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 18;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 18, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 18;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 18; or

(d)	issue any additional Class A Preference Shares, Series 18 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 18;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 18 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 18 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 18 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 18 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 18 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 18 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 18 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 18 held.

Voting Rights

The holders of the Class A Preference Shares, Series 18 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 18 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 18, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 18 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 18 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 18 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 18 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 18 shall forthwith cease.

B-26	Brookfield Asset Management – 2008 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 19 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 19 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 19 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporation Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 19 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 19 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 19 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 19 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 19 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 19 tendered at the price at which more Class A Preference Shares, Series 19 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 19 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 19 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 19. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 19 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 19 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 19 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 19 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 19 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 19 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 19 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 19 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 19 then represented would form the quorum. At any meeting of holders of Class A Preference Shares, Series 19, each holder of Class A Preference Shares, Series 19 is entitled to vote and will have one vote in respect of each Class A Preference Shares, Series 19 held.

Voting Rights

Each holder of Class A Preference Shares, Series 19 is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per Class A Preference Share, Series 19 held.

Brookfield Asset Management – 2008 Annual Information Form	B-27

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 20 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 20 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 20 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporations Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 20 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 20 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 20 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 20 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 20 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 20 tendered at the price at which more Class A Preference Shares, Series 20 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 20 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 20 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 20. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 20 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 20 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 20 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 20 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 20 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 20 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 20 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 20 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 20 then represented would form the quorum. At any meeting of holders of Class A Preference Shares, Series 20, each holder of Class A Preference Shares, Series 20 is entitled to vote and will have one vote in respect of each Class A Preference Shares, Series 20 held.

Voting Rights

Except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 20 as a series, the holders of Class A Preference Shares, Series 20 shall not be entitled of, to attend or to vote at any meeting of the shareholders of the Corporation.

B-28	Brookfield Asset Management – 2008 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A LIMITED VOTING SHARES AND THE CLASS B LIMITED VOTING SHARES

The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management – 2008 Annual Information Form	B-29

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference.

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the board of directors of the Corporation (the “board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.

The board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

c)	where appropriate, terminate the auditor;

d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board or the Public Company Accounting Oversight board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

h)	review and evaluate the lead partner of the auditor;

i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

Brookfield Asset Management – 2008 Annual Information Form	C-1

j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;

k)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

l)	resolve any disagreements between management and the auditor regarding financial reporting;

m)	review, and, where appropriate, recommend for approval by the board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement; and

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

p)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses

C-2	Brookfield Asset Management – 2008 Annual Information Form

in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

s)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

t)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

u)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

w)	review periodically, the status of taxation matters of the Corporation;

x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

aa)	consider other matters of a financial nature as directed by the board.

REPORTING

The Committee will regularly report to the board on:

a)	the auditor’s independence;

b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

c)	the performance of the internal audit function department;

d)	the adequacy of the Corporation’s internal controls and disclosure controls;

e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f)	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Brookfield Asset Management – 2008 Annual Information Form	C-3

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site and the annual report or the management information circular of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

a)	is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

b)	is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

C-4	Brookfield Asset Management – 2008 Annual Information Form

c)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

d)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

a)	accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

b)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit Committee must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee of the board of directors for a determination as to whether this association affects the Member’s status as an independent director.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

f)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

i)	other relevant experience.

This charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 8, 2007.

Brookfield Asset Management – 2008 Annual Information Form	C-5